FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 13, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
13 March 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS') across two transactions, Transaction 1 and Transaction 2 (together the 'Transactions').

The purchases form part of the Company's existing share buyback programmes, with Transaction 1 purchases effected pursuant to the instructions issued by the Company to UBS on 28 July 2023, as announced on 31 July 2023 and Transaction 2 purchases effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

Aggregated information relating to the Transactions is set out in the tables below.

Transaction 1:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 March 2024	0	0.00	0.00	0.0000	LSE
13 March 2024	0	0.00	0.00	0.0000	CHIX
13 March 2024	0	0.00	0.00	0.0000	BATE

Transaction 2:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 March 2024	4,773	254.40	253.30	253.9737	LSE
13 March 2024	1,599	253.60	253.60	253.6000	CHIX
13 March 2024	3,121	254.20	253.70	253.9695	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

The Company intends to cancel all of the Ordinary Shares repurchased under the Transactions. Following the settlement of the transactions, the Company will hold 151,511,323 Ordinary Shares in treasury and have 8,773,240,500 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Details of the Transactions
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction 2:
Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
13 March 2024	08:00:12	BST	395	253.80	BATE	1366074
13 March 2024	08:00:12	BST	402	254.00	BATE	1366072
13 March 2024	08:00:12	BST	235	254.00	BATE	1366070
13 March 2024	08:00:12	BST	685	254.10	BATE	1365996
13 March 2024	08:00:12	BST	622	254.20	BATE	1365994
13 March 2024	08:00:12	BST	51	254.20	BATE	1365992
13 March 2024	08:00:14	BST	731	253.70	BATE	1366399
13 March 2024	08:01:00	BST	106	253.60	CHIX	1370015
13 March 2024	08:01:00	BST	1493	253.60	CHIX	1370013
13 March 2024	08:00:10	BST	1009	254.40	LSE	1365638
13 March 2024	08:00:12	BST	1637	254.30	LSE	1365972
13 March 2024	08:00:14	BST	1172	253.70	LSE	1366397
13 March 2024	08:01:24	BST	955	253.30	LSE	1370366

Date: 13 March 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary